Exhibit 99.6

CONSENT OF JAMES V. KOCH

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ James V. Koch
James V. Koch

May 10, 2007